SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 February 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .)

Enclosed:

News Release

February 27, 2012

Ivanhoe Mines reports construction of first phase of Oyu Tolgoi copper-gold-silver project in Mongolia nearing 75% completion,

with start-up on schedule for later this year

Progress being made on supply of interim electrical power

Ivanhoe Mines and Rio Tinto continuing discussion

of financing arrangements for Oyu Tolgoi

VANCOUVER, CANADA – Ivanhoe Mines founder and Chief Executive Officer Robert Friedland said today that construction of the first phase of the Oyu Tolgoi mining complex in southern Mongolia has surpassed an estimated 73% completion and is on track to meet the mine’s targeted start of initial production in the third quarter of this year.

“Installation of the two production lines in the concentrator and pre-commissioning works are progressing ahead of plan. The concentrator, which will have an initial capacity of 100,000 tonnes per day, now is more than 80% complete. The first production line is scheduled to be completed during the third quarter, followed by completion of the second production line in the fourth quarter this year,” Mr. Friedland said.

“After achieving the scheduled milestones of the production of first ore and the production of the first copper, gold and silver concentrate this year, Oyu Tolgoi will ramp up to reach commercial production during the first half of next year.”

Progress achieved on supply of interim electrical power

Mr. Friedland said a goal is to have the Oyu Tolgoi mine site connected to a 220-kilovolt power line reaching into China’s Inner Mongolia by the end of July this year.

“Contractors have begun construction of the power line and switching station as part of the 87-kilometre link to be built within China that will connect Oyu Tolgoi with the established distribution grid.”

Power transmission towers already have been erected along the 95-kilometre route from Oyu Tolgoi, in Mongolia’s South Gobi Region, to the Mongolia-China border.

A separate electricity-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before power can be imported into Mongolia. Oyu Tolgoi LLC, which owns the Oyu Tolgoi Project and is 66%-owned by Ivanhoe Mines, will be a party to a final power-supply agreement.

The long-term Investment Agreement signed with the Mongolian government in 2009 permits Oyu Tolgoi to import electrical power from China for up to four years after the start of commercial production, following which power will be sourced from within Mongolia.

Comprehensive financing plan under discussion with Rio Tinto

Mr. Friedland said that a comprehensive financing plan for the completion and start-up of the Oyu Tolgoi Project in Mongolia remains under discussion with Rio Tinto, which increased its holding in Ivanhoe Mines to 51% last month.

“The Ivanhoe Mines plan was presented to Rio Tinto earlier this month by a team of management executives, independent directors and advisers,” Mr. Friedland said.

“Both companies have exchanged proposals and we are continuing to work together in an attempt to reach agreement on a comprehensive financing approach that will accommodate our mutual interests in advancing Oyu Tolgoi’s development.”

Mr. Friedland said that Ivanhoe Mines has invested more than US$5 billion to date in Oyu Tolgoi’s exploration and development during the past decade. The expenditures have been financed through a combination of equity and short-term debt facilities. A proposed major project financing facility has been under negotiation for more than a year.

“The emergence of a majority shareholder does not diminish the long-standing commitment of the Ivanhoe Mines Board of Directors and management to all of our shareholders to ensure that an appropriate financing plan is put in place as soon as possible,” Mr. Friedland said.

“More than eight years ago we dedicated ourselves to building one of the world’s greatest copper-gold complexes in Mongolia. Today, Oyu Tolgoi is our flagship asset. We have a plan that will provide the remaining fiscal resources to complete construction of the first phase of Oyu Tolgoi’s development and also to continue progressing development work on the phase-two underground mine that is scheduled to begin production in 2015.”

Key elements of Ivanhoe’s financing plan

The Ivanhoe Mines comprehensive financing plan contains three principal pillars: project finance, bridge finance and equity.

•

The cornerstone of the financing plan continues to be a US$4 billion project-finance facility, which now is in an advanced stage of discussion with a core lending group comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. An objective is to sign loan documentation early in the second half of this year.

•

Ivanhoe Mines is seeking the required approvals for the project-finance facility from Erdenes OT and the Mongolian government. Erdenes OT, which holds the Mongolian government’s 34% stake in Oyu Tolgoi, presently is appointing a legal adviser. The comprehensive Environmental and Social Impact Assessment (ESIA) required by the potential lenders to finalize the proposed finance facility is substantially complete and will be released for public review following its formal approval by the Oyu Tolgoi LLC Board of Directors.

•

Ivanhoe Mines, as previously announced, has approved a US$1.8 billion facility to be provided by a major international bank as an interim, bridge-financing measure. The formal loan agreement has been submitted to the international bank’s credit committee for final approval and remains subject to approval by Rio Tinto. Alternative bridge-financing arrangements proposed by Rio Tinto also are being considered.

•

The bridge financing facility would be in addition to the existing US$1.8 billion interim funding facility provided by Rio Tinto last year. To date, Ivanhoe Mines has accessed a total of US$867 million from the Rio Tinto facility.

•	The Rio Tinto interim funding facility and any additional bridge financing facilities are expected to be repaid from the planned project-finance facility.

•	The Ivanhoe Mines Board of Directors also is considering a number of equity alternatives, including a possible rights offering.

Ivanhoe Mines’ cash position on a consolidated basis at February 24 was approximately US$960 million. The company’s non-consolidated cash position, excluding cash at Ivanhoe Australia and SouthGobi Resources and including cash at Oyu Tolgoi LLC, was approximately US$683 million.

Expressions of interest in Ivanhoe asset divestment

Mr. Friedland said that in addition to pursuing the key elements of the comprehensive financing plan, Ivanhoe Mines is highly encouraged by the progress of discussions regarding asset divestment. He said Ivanhoe Mines has received detailed, written expressions of interest on potential asset divestments that could realize significant capital to support the ongoing development of Oyu Tolgoi.

Discussions on governance at Ivanhoe Mines

Rio Tinto also has initiated discussions with independent Ivanhoe Mines directors on a number of governance and management matters. The independent Ivanhoe directors intend to work constructively and expeditiously with Rio Tinto to implement various changes to reflect Rio Tinto’s majority ownership of Ivanhoe Mines while, at the same time, seeking to ensure, to the greatest extent possible, that the rights of the minority shareholders are not prejudiced by such changes.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in Ivanhoe Australia (ASX, TSX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines' shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

FORWARD-LOOKING STATEMENTS

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These statements include, but are not limited to, statements with respect to: (i) that the first production line is expected to be completed by July of 2012; (ii) that Oyu Tolgoi is on track to meet its targeted start date of initial production in the third quarter of this year and ramp up to commercial production during the first half of next year; (iii) expected date for the connection of the power line before July of 2012; (iv) the plan to obtain fiscal resources to complete construction of the first phase of Oyu Tolgoi’s development; (v) the objective to sign loan documentation for project financing early in the second quarter of this year; (vi) the release of the comprehensive Environmental and Social Impact Assessment; (vii) the international bank’s credit committee approval of the interim bridge facility; (viii) progress on asset divestment; and (ix) the implementation of governance changes.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A and under “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 February 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary